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                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                              FORM U-1
                      APPLICATION - DECLARATION
                                UNDER
            THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



Names of companies filing this statement and addresses of principal executive offices:

National Fuel Gas Company           National Fuel Gas
10 Lafayette Square                   Distribution Corporation
Buffalo, New York 14203             10 Lafayette Square
                                    Buffalo, New York 14203
National Fuel Gas
  Supply Corporation                Seneca Resources Corporation
10 Lafayette Square                 10 Lafayette Square
Buffalo, New York 14203             Buffalo, New York 14203

Utility Constructors, Inc.          Highland Land & Minerals, Inc.
East Erie Extension                 10 Lafayette Square
Linesville, Pennsylvania 16424      Buffalo, New York 14203

Leidy Hub, Inc.                     Data-Track Account Services, Inc.
10 Lafayette Square                 10 Lafayette Square
Buffalo, New York 14203             Buffalo, New York l4203

National Fuel Resources, Inc.       Horizon Energy Development, Inc.
478 Main Street                     10 Lafayette Square
Buffalo, New York 14202             Buffalo, New York 14203

Name of Top Registered Holding Company:  NATIONAL FUEL GAS COMPANY

Names and Addresses of Agents for Service:

P. C. Ackerman                      A. M. Cellino, Secretary
Senior Vice President               National Fuel Gas Company
National Fuel Gas Company           10 Lafayette Square
10 Lafayette Square                 Buffalo, New York 14203
Buffalo, New York 14203


It is respectfully requested that the Commission send copies of all notices, orders and communications to:

                     Kyle G. Storie, Esq.
                     National Fuel Gas Distribution Corporation
                     10 Lafayette Square, Suite 1500
                     Buffalo, New York 14203


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Item 1.  Description of Proposed Transactions

         National Fuel Gas Company ("National") is a public utility holding company registered under the Public Utility Holding Company Act of 1935, as amended ("Act"). Each wholly-owned subsidiary of National has joined in this application-declaration. Such subsidiaries include National Fuel Gas Distribution Corporation ("Distribution"), National Fuel Gas Supply Corporation ("Supply"), Seneca Resources Corporation ("Seneca"), Utility Constructors, Inc. ("UCI"), Highland Land & Minerals, Inc. ("Highland"), Leidy Hub, Inc. ("Leidy"), Horizon Energy Development, Inc. ("Horizon"), Data-Track Account Services, Inc. ("Data-Track"), and National Fuel Resources, Inc. ("NFR"). National and its subsidiaries are collectively referred to herein as the National Fuel Gas System ("System").

         National and its subsidiaries have filed this application-declaration in connection with their 1996-2000 short-term financing program. Applicant-declarants seek authorization from the Commission for National to renew and/or increase its commercial paper facilities and to establish external short-term credit facilities through December 31, 2000.

         Applicant-declarants further seek authorization for National to issue commercial paper and/or incur borrowings for its own account and also to loan some or all of the proceeds from such borrowings to its subsidiaries to the extent that such loans are not exempt under 17 CFR 250.52 ("Rule 52"). In addition, authorization is requested for National to continue a money pool arrangement among National and its subsidiaries.

         Further, National has and will continue to enter into interest rate and currency exchange agreements ("Swap Agreements") with one or more parties in order to achieve interest rate protection with respect to a portion of its short-term indebtedness which may be outstanding from time to time. National hereby seeks authority to allocate expenses, payments and receipts associated with such interest swaps amongst its subsidiaries participating in the money pool arrangement.


BORROWING REQUIREMENTS

         Pursuant to Rule 52, loans from National to any of its subsidiaries except Distribution are exempt transactions under the Act. Since, however, National must obtain authorization to borrow the funds it lends to its subsidiaries, the following information regarding the borrowing requirements of National and each of its subsidiaries is being provided to substantiate the dollar amount of borrowings for which National is seeking authorization.

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         National

         It is anticipated that, from to time during 1996 through 2000, National may need to incur short-term borrowings for its own corporate purposes, including Project Activities as described below under Horizon's borrowing requirements, in amounts up to $75 million.

         Distribution

         It is anticipated that, from time to time during 1996 through 2000, Distribution will need to incur short term borrowings of up to $315 million from sources external to Distribution. This borrowing requirement arises in connection with Distribution's construction program, the financing of purchased gas costs and accounts receivable, the financing of gas supplies to be placed in storage, the payment of pipeline demand charges, the maturity or refunding of medium-term and/or long term notes and debentures, and other general corporate purposes.

         Supply

         It is anticipated that, from time to time during 1996 through 2000, Supply will need to incur short-term borrowings of up to $175 million from sources external to Supply. This borrowing requirement arises in connection with Supply's proposed construction program, working capital requirements in connection with the provision of natural gas storage and transportation services, the financing of accounts receivable, the maturity or refunding of medium-term and/or long term notes and debentures, and other general corporate purposes.

         Seneca

         It is anticipated that, from time to time during 1996 through 2000, Seneca will need to incur short-term borrowings of up to $200 million from sources external to Seneca. This borrowing requirement arises from Seneca's oil and gas exploration program, including lease acquisition, geological and geophysical programs, well construction and completion, the construction or acquisition of production and transportation facilities, the maturity or refunding of medium-term and/or long term notes and debentures, and other general corporate purposes.

         UCI

         UCI ceased active operations on May 15, 1995 and sold its operating assets on May 23, 1995. It is anticipated that UCI will wind up its business and be dissolved. There are, however, outstanding legal and operating issues which need to be addressed. Accordingly, it is anticipated that, from time to time during 1996

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through 2000, UCI will need to incur short-term borrowings of up to $3 million from sources external to UCI.

         Highland

         It is anticipated that, from time to time during 1996 through 2000, Highland will need to incur short-term borrowings of up to $5 million from sources external to Highland. This borrowing requirement will enable Highland to have an available source of capital to replace existing equipment or acquire additional equipment. Also, this capital could be used to increase internal inventory levels (i.e., stockpile logs or timber), to finance its own accounts receivable resulting from possible increased volumes of business, and the differences in the timing between the payments made to subcontractors and the payments received from customers, and for other general corporate purposes.

         Leidy

         It is anticipated that, from time to time during 1996 through 2000, Leidy will need to incur short-term borrowings of up to $5 million from sources external to Leidy. This borrowing requirement will arise in connection with Leidy's natural gas market area hub activities including Leidy's participation in Ellisburg-Leidy Northeast Hub Company, Enerchange, L.L.C. and QuickTrade, L.L.C. and for other general corporate purposes.

         Data-Track

         It is anticipated that, from time to time during 1996 through 2000, Data-Track will need to incur short-term borrowings of up to $1 million from sources external to Data-Track. This borrowing requirement will arise from the acquisition of and/or operating expenses of computerized telephone equipment to be utilized in Data-Track's collection efforts undertaken on behalf of System companies, and for other general corporate purposes.

         NFR

         It is anticipated that, from time to time during 1996 through 2000, NFR will need to incur short-term borrowings of up to $25 million from sources external to NFR. This borrowing requirement will arise in connection with the acquisition and marketing/brokering of natural gas and electricity (if and when NFR's electric brokering/marketing U-1 (File No. 70-8651) is approved), the development of gathering, production and storage facilities related to its gas marketing efforts, development of independent power projects (upon approval of the Commission, if necessary) and for other general corporate purposes.

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         Horizon

         It is anticipated that, from time to time, during 1996 through 2000, Horizon will need to incur short-term borrowings of up to $75 million from sources external to Horizon. This borrowing requirement will arise from Project Activities undertaken by Horizon under authority granted by the Commission in File No. 70-8649; HCAR 35-26364, August 29, 1995. Project
Activities include development activities concerning investments in, and financing the acquisition of, one or more companies ("Intermediate Companies') engaged directly or indirectly and exclusively in the business of holding the securities of one or more exempt wholesale generators, ("EWGs"), and foreign utility companies ("FUCOs"). Project Activities also include consulting services and development activities throughout the United States regarding qualifying cogeneration and small power production facilities as defined in the Public Utility Regulatory Policies Act of 1978, and independent power production facilities.

         Neither National nor any of its subsidiaries currently has an ownership interest in an EWG or a FUCO as defined in Sections 32 and 33 of the Act. None of the proceeds from the sale of commercial paper and/or short-term notes by National or any of its subsidiaries will be used for the acquisition of an interest in an EWG or a FUCO with the exception of the following (i) Project Activities of National and Horizon described in File No. 70-8649 and authorized in HCAR 35-26364 (August 29, 1995) and (ii) investment by NFR or a subsidiary of NFR (if and when formed) of up to $25 million in all or a portion of an EWG(s) or FUCO(s).


MONEY POOL ARRANGEMENT

         At certain times during the year, National and certain of its subsidiaries generate surplus funds. Previously, the Commission has authorized short-term loans of such surplus funds between subsidiaries participating in the money-pool arrangement (File No. 70-6927: HCAR No. 23193 December 30, 1983, HCAR No. 23598, February 12, 1985; File No. 70-7177: HCAR No. 23958,
December 20, 1985, HCAR No. 24435, August 3, 1987; File
No. 70-7438:  HCAR No. 24551, December 29, 1987, HCAR No. 24551A,
January 7, 1988, HCAR No. 24785, December 20, 1988; File No. 70-7691: HCAR No. 25013, December 27, 1989, HCAR No. 25265, March
5, 1991; File No. 70-7894 HCAR No. 25439, December 23, 1991; File
No. 70-8297:  HCAR No. 25964, December 29, 1993).  National
proposes that such intra-system borrowing arrangements be authorized to continue in the form of a money pool arrangement. During the years 1996 through 2000, it is anticipated that National and/or its subsidiaries will have, on an aggregate basis, as much as $30 million in surplus funds at any particular point in time which could be made available to other subsidiaries through the money pool. Each

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subsidiary may contribute excess funds to the money pool from time to time.

         National will administer the money pool and coordinate the System's short-term borrowings. Borrowings outside the System, when necessary, will be made by National through the issuance and sale of commercial paper and/or borrowings from banks or other financial institutions. Such borrowed amounts will be included in the money pool. Thus, the money pool funds will be derived from one or more of the following sources:

         1)   surplus funds of National and/or of its subsidiaries;

         2)   proceeds from National's sale of commercial paper;

         3) borrowings by National from banks or other financial institutions.

         National proposes to administer the money pool by matching up, to the extent possible, the short-term cash surpluses and borrowing requirements of itself and its subsidiaries. Subsidiary requests for short-term loans would be met first from available surplus funds of the other subsidiaries, and then from National's corporate funds, to the extent available. Once these sources of funds become insufficient to meet the short-term loan requests, borrowings will be made by National through the issuance and sale of commercial paper and/or under borrowing facilities with banks or other financial institutions.

         Borrowings from the Money Pool

         Pursuant to Rule 52, borrowings from the money pool by any of National's subsidiaries except Distribution are exempt transactions under the Act. Distribution hereby seeks approval to make borrowings from the money pool up to a maximum principal amount of $315 million. Distribution proposes to repay borrowings from the money pool principally by means of funds received as a result of providing services to its customers under its tariffs, and from the possible sale of debt or equity securities.

         National will not make borrowings from any of the subsidiaries through the money pool. National's borrowings, if any, will be directly from commercial paper issuances and/or borrowings from banks or other financial institutions.

         Borrowings from the money pool, and repayments thereof, will be adequately documented and will be evidenced on the books of each participant who is borrowing funds or lending surplus funds through the money pool.

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         If only internal funds (surplus funds of National and
certain subsidiaries) make up the funds available in the money pool, the interest rate applicable and payable to or by subsidiaries for all loans of such internal funds will be the rates for high-grade unsecured 30-day commercial paper sold through dealers by major corporations as quoted in The Wall Street Journal.

         If external funds (funds borrowed by National either through commercial paper or loans from banks or other financial institutions) make up all of the funds available in the money pool, or when both surplus funds from other participating subsidiaries and external funds are concurrently borrowed through the money pool, the interest rate applicable to all such borrowings and payable by borrowing subsidiaries will be equal to National's net cost for such external borrowings.

         Interest will be payable by the borrowing subsidiary until the principal amount borrowed is fully repaid.

         Commercial Paper/Lines of Credit

         If intra-system sources of funds are insufficient to meet short-term loan requests, National proposes to issue and sell from time to time during the period from January 1, 1996, through December 31, 2000, (i) up to $300 million aggregate principal amount at any one time outstanding of its commercial paper directly or through one or more dealers or placement agents, and/or (ii) short-term unsecured notes to banks or financial institutions. National will make the proceeds from such borrowings available to its subsidiaries through the money pool.

         While National's current commercial paper program and current committed line of credit are each $105 million, it may decrease its commercial paper program, or increase its commercial paper program up to as much as $300 million, at any given point over the next five years. If National were to increase its commercial paper program, it would likely increase its current committed line of credit by an amount equal to any increase in the commercial paper program.

         The maximum interest rate which National will pay on commercial paper shall not exceed 200 basis points over U.S.
Treasury Securities having comparable terms to maturity in effect on the date of issue.

         Credit Facilities with Banks and other
         Financial Institutions

         National proposes to establish credit facilities with various banks and/or other financial institutions and to issue and

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sell from time to time during the period from January 1, 1996 through December 31, 2000, short-term unsecured notes in an aggregate principal amount not to exceed $600 million. These proceeds will be made available to National's subsidiaries through the money pool. National's aggregate principal amount of external short-term unsecured notes and commercial paper outstanding at any one time shall never exceed $600 million.

         The banks and financial institutions with which National currently has credit facilities, and the estimated maximum principal amount to be borrowed and outstanding at any one time from each of them, are as follows:

                                                 Amount of Line

         The Chase Manhattan Bank, N.A.           $125 million

         Fleet Bank of New York, N.A.              $35 million

         Manufacturers and Traders Trust Company   $70 million

         Marine Midland Bank, N.A.                 $70 million

         Chemical Bank                             $50 million

         Premium Funding, Inc.                     $50 million

         PNC Bank, N.A.                            $40 million

         Citicorp Securities, Inc.                 $50 million

         Industrial Bank of Japan, Limited
           New York Branch/Industrial Funding
           Corporation                             $35 million

         Bank of Boston                            $20 million

         Broadway Capital Corporation              $50 million


         A credit facility with any listed bank or financial institution may be revised or terminated and other banks or financial institutions may be added to the list from time to time. The borrowing arrangements with these banks or financial institutions may require compensating balances and/or commitment fees or similar fees. National requests authority to incur, if necessary, commitment or similar fees not to exceed one-half (1/2) of one percent (1%) of average daily credit facility available, and/or compensating balances not to exceed twenty percent (20%) of the credit facility established. National, at all times, will attempt to negotiate the most favorable effective borrowing rate taking into account any compensating balances and/or fees.

PAGE 9 OF 16

         In addition to the credit facilities noted above, National has obtained a committed credit facility of $105 million which is shared among most of the banks listed above and is administered by Chase Manhattan Bank, N.A., as agent for the various banks. This committed facility acts as a back-up for National's commercial paper facilities, and likely will be modified by the same amount as any modification in the commercial paper facilities.

         Under each of these credit facilities, each unsecured note will be issued by National, will be dated as of the date of issue, will mature not later than twelve months from the date thereof. The notes issued and sold will bear interest up to the prime or base rate of interest in effect at each individual bank.

         The maximum interest rate which National will pay on short-term notes shall not exceed 200 basis points over U.S. Treasury Securities having comparable terms to maturity in effect on the date of issue.


         Interest Rate and Currency Exchange Agreements

         In addition to the commercial paper and credit facilities discussed above, National has and will continue to enter into interest rate and currency exchange agreements ("Swap Agreement(s)") with one or more parties ("Counterparty") on or before December 31, 2000. The term of each Swap Agreement could range from one month up to five years. The maximum principal amount of outstanding debt that would be covered under the Swap Agreements ("Covered Amounts") will not exceed $300 million.

         Through the Swap Agreements, National could effectively fix the interest rate on a portion of its outstanding short-term debt. The fixed interest rate would be negotiated between the parties to the Swap Agreement, and would be fixed for a period from one month to five years. The fixed interest rate for the Swap Agreement could also be based on a published index such as a LIBOR index or a commercial paper based index calculated by the Federal Reserve (H15).

         In no event will National enter into a Swap Agreement for a Covered Amount where the effective fixed rate of interest paid by National for such Covered Amount, inclusive of any intermediary fee, would exceed by more than 2.0% per annum, at the time of entering into any such Swap Agreement for a Covered Amount, the yield on direct obligations of the U.S. Government (i.e. Treasury Bonds, Notes, and Bills) as published by the Federal Reserve with maturities comparable to the maturity of such a swap contract.


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         Allocation of Costs

         Costs, in the form of compensating balances and/or commitment or other fees, may be incurred to support the credit facilities. The aggregate of the operating balances of National, Distribution, Supply, Seneca, UCI, Highland, Leidy, Data-Track, Horizon and NFR are expected to cover the required compensating balance amounts.

         From time to time, National may be obligated to pay arrangement fees and/or legal fees and other expenses in connection with Swap Agreements. National hereby requests authority to allocate all such fees and expenses together with the payments made to or received from a Counterparty among each of applicant-declarants based upon each respective subsidiary's weighted average amount of borrowings outstanding during the period when such amounts are paid or received. In no event will National be authorized to allocate the costs or expenses for any Swap Agreements with a principal amount in excess of $300 million at any one time outstanding, and at no time will National be authorized to allocate such costs or expenses among the applicants-declarants if such costs and expenses would increase the cost of borrowing from the Money Pool by the applicant-declarants above the yield on direct U.S. Government Obligations with comparable maturities plus 2.0%.


Item 2.  Fees, Commissions and Expenses

              Filing Fee                       $  2,000
              Fees and Expense of
                Counsel for National
                (Estimated)                      50,000
              Short-term debt rating fees       250,000
              Misc. Expenses
                (Estimated)                       3,000
              Legal Fees and Expenses
                for Counsel for Banks,
                etc.                             50,000
              Commitment and/or
                Arrangement Fees
                Payable Over
                Five-Year Period                500,000
                                               $855,000


Item 3.  Applicable Statutory Provisions

         Sections 6(a)(1), 7, 9(a), 10(a), 11(b)(1), 12(b) and 12(f)
of the Act and Rules 23, 24, 42, 43, 45, 49(d) and 52 are considered applicable to the proposed transactions.

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         The applicability of each of the sections and rules to each of the proposed transactions are set out as follows:

         Proposed Transaction            Applicable Provisions

         Issuance of short-term          Sec. 6(a)(1)
         notes by Participating          Sec. 7
         Subsidiaries to Money Pool.     Rule 43, 52

         Investment of proceeds          Sec. 9(a)
         from Money Pool borrowing       Sec. 10(a)
         by Seneca in prospect           Sec. 11(b)(1)
         areas.                          Rule 49(d)

         Short-term investment of        Sec. 12(b), 12(f)
         excess funds by                 Rule 45
         Participating Subsidiaries
         in Money Pool to the
         extent those funds are
         borrowed by Distribution.

         Repayment of borrowed           Rule 42, 52
         funds by National to banks
         and other financial
         institutions and by
         Participating Subsidiaries
         to Money Pool.

         The issuance of short-term      Sec. 6(a)(1)
         term notes by National to       Sec. 7
         commercial banks and the
         contribution of the proceeds
         to the Money Pool.

         Allocation of Swap Agreement    Sec. 12(f)
         expenses, payments and receipts
         among National and its
         subsidiaries

         To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of the rules or regulations other than those specifically set forth herein, request for such authorization, approval or exemption is hereby made.


Item 4.  Regulatory Approval

         No consent or approval of any state commission or any federal commission (other than the Securities and Exchange
Commission) is required with respect to the transactions proposed herein.

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Item 5.  Procedure

         The Commission is requested to issue an order permitting the application-declaration to become effective on or before December 31, 1995, so that funds may be made available as needed to National, Distribution, Supply, Seneca, UCI, Highland, Leidy, Data-Track
Horizon and NFR for the purposes herein mentioned.

         National requests that the Commission's order herein be entered pursuant to the provisions of Rule 23. If a hearing is ordered, National waives a recommended decision by a hearing officer or other responsible officer of the Commission and consents that the Division of Investment Management, Office of Public Utility Regulation may assist in the preparation of the Commission's decision and/or order and requests that the Commission's order become effective upon issuance.

         In order to alleviate excessive paper work, National requests that it be permitted to file Rule 24 Certificates related to short-term borrowings as soon after each quarter as practicable.


Item 6.  Exhibits and Financial Statements

         The following exhibits and financial statements are filed as part of this application-declaration:

         (a)  Exhibits:

         *    F-1  Opinion of Stryker, Tams & Dill, New Jersey
         Counsel for National Fuel.

         * F-2 Opinion of New York Counsel for National's subsidiaries.

         * F-3 Opinion of Pennsylvania Counsel for National's subsidiaries.

              G-1 Financial Data Schedules extracted from National Fuel Gas Company's Consolidated Financial Statements.

              G-2 Financial Data Schedules extracted from National Fuel Gas Company's (Parent Company) Financial Statements.

              G-3 Financial Data Schedules extracted from National Fuel Gas Distribution Corporation's Financial Statements.

              G-4 Financial Data Schedules extracted from National Fuel Gas Supply Corporation's Financial Statements.

              G-5  Financial Data Schedules extracted from Seneca
         Resources, Inc.'s Financial Statements.

              G-6 Financial Data Schedules extracted from Utility Constructors, Inc.'s Financial Statements.

              G-7 Financial Data Schedules extracted from National Fuel Resources, Inc.'s Financial Statements.

              G-8 Financial Data Schedules extracted from Leidy Hub, Inc.'s Financial Statements.

              G-9 Financial Data Schedules extracted from Highland Land & Minerals, Inc.'s Financial Statements.

              G-10 Financial Data Schedules extracted from Data-Track Account Services, Inc.'s Financial Statements.

              G-11 Financial Data Schedules extracted from Horizon Energy Development, Inc.'s Financial Statements.

              H-1  Proposed Notice.

         (b)  Financial Statements:

              S-1  Pro Forma Consolidated Statement of Income and
         Earnings Reinvested in the Business for the twelve months ended August 31, 1995, Pro Forma Consolidated Balance Sheet at August 31, 1995 and Pro Forma Adjusting Entries.

              S-2 National Fuel Gas Company (Parent) Pro Forma Statement of Income and Earnings Reinvested in the Business for the twelve months ended August 31, 1995, Pro Forma Balance Sheet at August 31, 1995 and Pro Forma Adjusting Entries.

              S-3 National Fuel Gas Distribution Corporation Pro Forma Statement of Income and Earnings Reinvested in the Business for the twelve months ended August 31, 1995, Pro Forma Balance Sheet at August 31, 1995 and Pro Forma Adjusting Entries.

              S-4 National Fuel Gas Supply Corporation Pro Forma Statement of Income and Earnings Reinvested in the Business for the twelve months ended August 31, 1995, Pro Forma Balance Sheet at August 31, 1995 and Pro Forma Adjusting Entries.

              S-5 Seneca Resources Corporation Pro Forma Statement of Income and Earnings Reinvested in the Business for the twelve months ended August 31, 1995, Pro Forma Balance Sheet at August 31, 1995 and Pro Forma Adjusting Entries.

              S-6 Utility Constructors, Inc. Pro Forma Statement of Income and Earnings Reinvested in the Business for the twelve months ended August 31, 1995, Pro Forma Balance Sheet at August 31, 1995 and Pro Forma Adjusting Entries.

              S-7 National Fuel Resources, Inc. Pro Forma Statement of Income and Earnings Reinvested in the Business for the twelve months ended August 31, 1995, Pro Forma Balance Sheet at August 31, 1995 and Pro Forma Adjusting Entries.

              S-8 Leidy Hub, Inc. Pro Forma Statement of Income and Earnings Reinvested in the Business for the twelve months ended August 31, 1995, Pro Forma Balance Sheet at August 31, 1995 and Pro Forma Adjusting Entries.

              S-9 Highland Land & Minerals, Inc. Pro Forma Statement of Income and Earnings Reinvested in the Business for the twelve months ended August 31, 1995, Pro Forma Balance Sheet at August 31, 1995 and Pro Forma Adjusting Entries.

              S-10 Data-Track Account Services, Inc. Pro Forma Statement of Income and Earnings Reinvested in the Business for the twelve months ended August 31, 1995, Pro Forma Balance Sheet at August 31, 1995 and Pro Forma Adjusting Entries.

              S-11 Horizon Energy Development, Inc. Pro Forma
         Statement of Income and Earnings Reinvested in the Business for the twelve months ended August 31, 1995, Pro Forma
         Balance Sheet at August 31, 1995 and Pro Forma Adjusting
         Entries.

              S-12 Notes to Financial Statements.

         * S-13 Projected Statements of Cash Flow by subsidiary for the calendar years 1996 and 1997.


         There have been no material changes not in the ordinary course of business since August 31, 1995.


________________________

*  To be filed by Amendment.

Item 7.  Information as to Environmental Effects

         The proposed transactions concern financing arrangements contemplated by National, Distribution, Supply, Seneca, UCI, Highland, Leidy, Data-Track, Horizon and NFR and involve no major action which will significantly affect the quality of the human environment.

         No federal agency has prepared or is preparing an environmental impact statement with respect to the transactions proposed in this application-declaration.


                             SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Statement to be signed on their behalf by the undersigned thereunto duly authorized.

Dated:  October 27, 1995
                                  NATIONAL FUEL GAS COMPANY


                                  By: /s/Philip C. Ackerman
                                    Philip C. Ackerman
                                    Senior Vice President


                                  NATIONAL FUEL GAS DISTRIBUTION
                                    CORPORATION


                                  By: /s/Philip C. Ackerman
                                    Philip C. Ackerman
                                    President

                                  NATIONAL FUEL GAS SUPPLY CORPORATION


                                  By: /s/Joseph P. Pawlowski
                                    Joseph P. Pawlowski
                                    Treasurer


                                  SENECA RESOURCES CORPORATION


                                  By: /s/Philip C. Ackerman
                                    Philip C. Ackerman
                                    President

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                                  UTILITY CONSTRUCTORS, INC.


                                  By: /s/Philip C. Ackerman
                                    Philip C. Ackerman
                                    President


                                  HIGHLAND LAND & MINERALS, INC.


                                  By: /s/Philip C. Ackerman
                                    Philip C. Ackerman
                                    President


                                  DATA-TRACK ACCOUNT SERVICES, INC.


                                  By: /s/Philip C. Ackerman
                                    Philip C. Ackerman
                                    President


                                  NATIONAL FUEL RESOURCES, INC.


                                  By: /s/Ronald J. Tanski
                                    Ronald J. Tanski
                                    Secretary


                                  HORIZON ENERGY DEVELOPMENT, INC.


                                  By: /s/Gerald T. Wehrlin
                                    Gerald T. Wehrlin
                                    Secretary


                                  LEIDY HUB, INC.


                                  By: /s/Gerald T. Wehrlin
                                    Gerald T. Wehrlin
                                    Secretary